13D                        Page 1of 4
                 SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, DC 20549
                            SCHEDULE 13G
                           (Rule 13d-102)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
          13d-1(a)AND AMENDMENTS THERETO FILED PURSUANT TO
                   RULE 13d-2(a) (Amendment No. 1)

                          Aydin Corporation
                          (Name of issuer)

                    Common Stock $1.00 Par Value
                   (Title of class of securities)

                             054681 10 1
                           (CUSIP number)


                            July 31, 1998
       (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d 1(e), 13d-1(f) or 13d-1(g), check the following [ ]

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 4 Pages)
_________
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NUMBER 054681 10 1             13D                 Page 2 of 4
Pages


*** NOTE ***     On July 31, 1998 SoGen  International  Fund, Inc. (the "Fund")
was reorganized as a separate investment portfolio under SoGen Funds, Inc.; all the assets and liabilities of the Fund were transferred to a successor portfolio under SoGen Funds, Inc. called SoGen International Fund (the "Successor
Portfolio"). As a result, the Fund has ceased to function as a registered investment company and is in the process of filing Form N-8F to terminate its registration with the Securities and Exchange Commission.

Going forward, information pertaining to the ownership of the Shares formerly held by the Fund and now held by the Successor Portfolio, can be found in the filings made by Societe Generale Asset Management Corp.(CIK No. 0000861863), the investment adviser to the Successor Portfolio ******


1.    NAME OF REPORTING PERSONS S.S. OR I.R.S
      DENTIFICATION NO.OF ABOVE PERSONS
           SoGen International Fund, Inc. 13-2672902
------------------------------------------------------------------------------

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

           (a) [ ]   (b) [ ]
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3.     SEC USE ONLY

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4.    SOURCE OF FUNDS*
           OO

-------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUTANT TO ITEM 2(D) OR 2(E)          [  ]

-------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION
           Maryland
-------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALY OWNED BY EACH REPORTING PERSON WITH:

7.    SOLE VOTING POWER
           0
-------------------------------------------------------------------------------
8.    SHARED VOTING POWER

           0 (See Note above for additional information.)
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9.    SOLE DISPOSITIVE POWER
           0
-------------------------------------------------------------------------------
10.   SHARED DISPOSITIVE POWER
           0 (See Note above for additional information.)
----------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           0  (See Note above for additional information.)

----------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES* [ ]

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13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           0%  (See Note above for additional information.)

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14.   TYPE OF REPORTING PERSON*
           IV

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* SEE INSTRUCTIONS BEFORE FILLING OUT 13D

                              13D                          Page 3 of 4 Pages


Item 1.    Security and Issuer
--------------------------------
Common Stock, $1 Par Value
Aydin Corporation ("Aydin"), 700 Dresher Road, Horsham, PA 19044


Item 2.    Identity and Background
-----------------------------------
SoGen International Fund, Inc. (the "Fund")is a corporation organized under the laws of the State of Maryland with its principal place of business at 1221 Avenue of the Americas, New York, NY 10020. On July 31, 1998 SoGen International Fund, Inc. (the "Fund") was reorganized as a separate investment portfolio under SoGen Funds, Inc.; all the assets and liabilities of the Fund were transferred to a successor portfolio under SoGen Funds, Inc. called SoGen International Fund (the "Successor Portfolio"). As a result of the reorganization, the Successor Portfolio is the beneficial owner of the shares of Aydin reported herein. The Fund has ceased to function as a registered investment company and is in the process of filing Form N-8F to terminate its registration with the Securities and Exchange Commission.

Information pertaining to the ownership of the Shares formerly held by the Fund and now held by the Successor Portfolio, can be found in the filings made by Societe Generale Asset Management Corp.(CIK No. 0000861863), the investment adviser to the Fund and the Successor Portfolio.

During the last five years, the Fund has not been convicted in a criminal proceeding.

During the last five years, the Fund was not a party to a civil judgment, decree or final order as described in Item 2(e) of the special instructions for complying with schedule 13D.


Item 3.    Source and Amount of Funds or Other Consideration
--------------------------------------------------------------
The funds used to purchase the shares of Aydin reported hereby is part of the investment capital of the Successor Portfolio.


Item 4.    Purpose of Transaction
------------------------------------
The last purchase of shares of Common Stock of Aydin Corporation (the "Shares") made by the Fund was made on May 13, 1997.

The last  transaction  made by the Fund was a sale on April 16,  1998.  The
Fund acquired the Shares as an investment and not with a view to or for sale in connection with any distribution thereof within the meaning of the Securities Act of 1933, as amended.

On September 25, 1998,  Aydin filed an  Information  Statement  pursuant to section 14(f) of the Securities Exchange Act of 1934 and rule 14f-1 thereunder in connection with a proposed change in a majority of the members of Aydin's Board of Directors. The Fund's Successor Portfolio intends to exercise its rights as a shareholder to maximize the value of its holdings.

Keith Lane-Zucker, an analyst employed by Societe Generale Asset Management Corp., the investment adviser to the Successor Portfolio (the 'Adviser'), has reported to the Adviser that, effective October 5, 1998, he has been appointed a director of Aydin. In becoming and serving as a director of Aydin, Mr. Lane-Zucker has acted and will continue to act solely in his capacity as an individual and not on behalf of the Adviser or the Successor Portfolio. To ensure that neither the Adviser nor the Successor Portfolio in any way gains access to inside information regarding Aydin or influences in any way the actions of Mr. Lane-Zucker as a director of Aydin, the Adviser has implemented so-called 'Chinese Wall Procedures' which are designed to prevent Mr.
Lane-Zucker from having any influence, directly or indirectly, over the management of the Successor Portfolio's holdings of securities issued by Aydin. In addition, neither the Adviser nor the Successor Portfolio will influence or attempt to influence, directly or indirectly, Mr. Lane-Zucker in his role as a director of Aydin. As a result, the Successor Portfolio and the Adviser hereby disclaim any attempt to influence or change the control of Aydin through Mr. Lane-Zucker or otherwise.

                               13D                     Page 3 of 4 Pages


Item 5.  Interest in Securities of the Issuer
------------------------------------------------
No shares have been purchased since May 13, 1997.

The last transaction made by the Fund was a sale of 2,900 shares on April 13, 1998, at $11.278 per share for a total market value of $32,706.20.

As of November 30, 1998 the Fund's successor (as a result of the reorganization) holds 372,100 Shares which represented approximately 7.19% of the outstanding shares of common stock of Aydin, based on total shares outstanding of 5,173,400. Under its investment advisory contract, the Successor Portfolio has delegated the power to vote or direct the vote of the Shares and the power to dispose or direct the disposition of the Shares to its investment adviser, Societe Generale Asset Management Corp. ("the Adviser"), and thus has shared voting and dispositive power. The Adviser owns no other interest in Aydin and to its knowledge none of its other advisory clients has any interest in the shares of Aydin or has participated in any action involving such shares in the past sixty days.


Item 6.    Contracts, Agreements,Understandings or
           Relationships with Respect to Securities of the Issuer
-----------------------------------------------------------------

To the best knowledge of the Fund, no contracts, arrangements, understandings or relationships described in Item 6 exist among the persons named in Item 2 or between such persons and any person.


Item 7.     Material to be Filed as Exhibits.
---------------------------------------------------
 None


------------------
* Previously filed


      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   November 30, 1998


SOGEN INTERNATIONAL FUND, INC.

By:   /s/ Jean-Marie Eveillard
      -------------------------------
      Jean Marie Eveillard
      President